Southland Health Services, Inc.

2344 Woodridge Avenue

Kingsport, Tennessee 37664

Phone (423) 247-9560 • Fax (423) 247-7629

November 22 , 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Vanessa Robertson

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:   Southland Health Services, Inc.

Form S-1

Filed June 7, 2006

File No.: 333-134797

Dear Ms. Robertson:

On behalf of Southland Health Services, Inc. (the “Company”), this letter responds to the comments you provided by letter dated November 6, 2006 regarding the Company’s Registration Statement on Form S-1. Please be advised that, concurrent with this response, the Company filed Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith, together with a redline comparison to Amendment No. 1 to the Registration Statement on Form S-1 filed October 13, 2006.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4: Notes Payable

Acquisition Debt, page 48

1.	We note your response to comment 38 and your revised disclosures. Please clarify for us how much of the balance as of June 30, 2006 relates to the repayment of the note, certain other liabilities associated with the certain assets acquired, and the liability for the Pacific Capital lawsuit.

The balance disclosed in Note 4 to the Company’s Consolidated Financial Statements as “Acquisition Debt” is $506,612 at September 30, 2006. Of this amount, $36,000 is attributable to “other liabilities” purportedly assumed in the Asset Purchase Agreement between Southland Health Services, LLC and Quality Care Ambulance Services, Inc. The remaining balance of $470,612 relates to the note issued by Southland Health Services, LLC to Quality Care Ambulance Services, Inc. and the liability owed to Pacific Capital that Pacific Capital alleges that the Company assumed in the transaction. While the Company is agreeable to discussing this matter further with the Staff in a telephone conference, due to its ongoing lawsuit with Pacific Capital, the Company is reluctant to indicate what specific portion of the $470,612 relates to the Pacific Capital liability. Specifically, parties to the lawsuit have cited disclosures contained in Bad Toys Holdings, Inc.’s quarterly reports filed with the SEC as an “admission” that the Company is liable for the Pacific Capital debt.

Note 5: Income Taxes, page 48

2.	We note your response to comment 39 and your revised disclosures. In the first paragraph of Note 5, you disclose that the Company recognized tax obligations of $1,484,817 in 2005. Please explain to us the difference between that amount and the $1,481,817 recorded in the Consolidated Statement of Income. Please revise or advise.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 49 of the Registration Statement.

Note 7: Notes Receivable, page 49

3.	We note your response to comment 42 and your revised disclosures. Please explain to us the difference between the $4,775,527 disclosed in the last paragraph for the aggregate outstanding balance of the Crawford Notes as of June 30, 2006 and the $4,880,958 note receivable balance recorded on the face of the Balance Sheet as of June 30, 2006. Please tell us your consideration of whether the amounts that were reclassified to the Crawford Notes in 2005 resulted from an accounting error.

The difference between the outstanding balance of the Crawford Notes as of September 30, 2006 and the note receivable balance recorded on the face of the Balance Sheet as of September 30, 2006 is attributable to a note receivable due from Joseph Donavan, a former shareholder of the Company.

Management does not believe that the amounts that were reclassified to the Crawford Notes in 2005 resulted from an accounting error. As described in Note 7 to the Company’s Consolidated Financial Statements, prior to the acquisition of the Company by Bad Toys Holdings, Inc., the Company was controlled and managed by Glenn Crawford. During the year ended December 31, 2005, the Company increased the outstanding balance of the Crawford Notes upon new management’s discovery that certain amounts classified as “other assets” and “inter-company accounts” on the Company’s balance sheet were actually funds used by Mr. Crawford for his personal use or by non-affiliated entities controlled by Mr. Crawford. The Company does not believe that the initial recording of these amounts on the Company’s balance sheet by Mr. Crawford was erroneous.

Note 8: Legal Matters

Pacific Capital, L.P. v. Emergystat, Inc., et al., page 50

4.	We note your response to comment 43 and your revised disclosures. Please expand your disclosure to clarify that the Company has recorded the liability, the amount of the liability that was recorded, and the line item the liability was recorded to.

The Company has not reserved any amounts specifically associated with the Pacific Capital lawsuit. However, at the time the transaction was consummated, Southland Health Services, LLC recorded the promissory note issued to Quality Care Ambulance Services, Inc. and certain liabilities purportedly assumed in the transaction, including the liability to Pacific Capital, on its balance sheet. These transactions were entered into by the previous owners and management of the Company prior to the Company becoming a wholly-owned subsidiary of Bad Toys Holdings, Inc. Subsequent to Bad Toys Holdings, Inc.’s purchase of the Company, new management learned that the Company only received a de minimis amount of assets that were purportedly purchased in the transaction. As such, the Company is seeking, among other relief, rescission of the transaction with Quality Care Ambulance Services, Inc. Management believes the Company will prevail in its lawsuit with Pacific Capital, which will result in no monies being owed to Pacific Capital. However, assuming a court finds the Company liable for the amounts Pacific Capital alleges it is owed in the lawsuit, the Company believes that the amount currently recorded on the Company’s balance sheet as “Acquisition Debt” under the line item “Notes Payable” constitutes a sufficient reserve. Please also see our response to Comment 1.

Note 13: Common Stock, page 51

5.	We note your response to comment 27 and the revisions you have made to the earnings per share calculations and the Consolidated Statement of Changes in Stockholders’ Equity. Please revise this note to discuss the retroactive revisions and clearly indicate the accounting treatment applied to the stock split. Refer to Topic 4C of the Staff Accounting Bulletins.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 54 of the Registration Statement.

Note 14: Mergers and Acquisitions of Certain Assets page 51

6.	We note your response to comment 30 and your revised disclosures. Please provide to us or disclose the following:

•	As the acquisition of Emergystat and Sulligent was accounted for as a purchase transaction, please tell us and disclose the purchase price of this acquisition and the purchase price allocation and whether the assets and liabilities were brought over at their cost basis.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 54 of the Registration Statement.

•	Please disclose how the value of $2,205,764 for both transactions that were effective on May 2, 2004 was determined and a general description of the assets purchased and the liabilities assumed. Finally, please clarify whether the promissory note amount of $1,100,000 disclosed in this note should be $1,000,000 as disclosed in Note 8.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 54 and 55 of the Registration Statement.

•	For the acquisition by Bad Toys Holdings, please tell us and disclose the purchase price and how this transaction was accounted for.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 55 of the Registration Statement.

7.	We note your response to comment 31 and your revised disclosures. We believe this additional information is important for investors. Please expand your disclosure to discuss the pledge of stock.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 54 of the Registration Statement.

8.	We note your response to comment 32 and your revision to the Consolidated Statement of Cash Flows. However, it appears as though this balance was moved to the Purchase of Fixed assets line item which still represents a cash outflow. Please explain to us how this transaction resulted in a cash outflow when it appears as though this was an all stock transaction.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 45 of the Registration Statement.

Selected and Supplementary Financial Data, page 52

9.	Similar to our prior comment 27, please retroactively revise your earnings per share calculations for all periods presented in accordance with paragraph 54 of SFAS 128. Please note that this would include revising the unaudited information as well.

The Company has revised its disclosure in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

10.	We note your response to comment 48 and your revised disclosures. Please ensure that the use of decrease/increase is consistent in your disclosure for all periods presented. For example, in your discussion for the three months ended June 30, 2006 compared to the three months ended June 30, 2005, you disclose that other income/ (expense) decreased whereas your explanation describes an increase.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 61 and 62 of the Registration Statement.

Contractual Obligations and Commercial Commitments, page 60

11.	We note your response to comment 51 and your revised disclosures. Please revise the total amount for operating lease obligations in the table.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 64 of the Registration Statement.

Critical Accounting Policies and Estimates

Trade and Other Accounts Receivable, page 61

12.	We note your response to comment 53 and your revised disclosures. Please clarify in your disclosure when accounts receivable are written off. For example, clarify whether the account is written off when the claim is sent to an outside collection agency. Please revise the date of the last column on the days sales table to December 31, 2004. Please explain the difference between the sales for the period for the six months ended June 30, 2006 included in the table of $21,483,484 and the revenue reported for the same period on the income statement of $21,485,658.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 65-68 of the Registration Statement.

Revenue Recognition, page 62

13.	We note your response to comment 54 and your revised disclosures. Please clarify in your disclosure how accurate the estimates have been in the past. Also include a discussion of the impact that reasonably likely changes to these estimates may have on the information presented in your financial statements. Finally, please advise us where you have included the amounts to determine gross revenue in the notes.

The Company has revised the section entitled “Critical Accounting Estimate - Revenue Recognition” to reflect the following:

“Our estimates and assumptions have been accurate in the past. However, due to the inherent complexity of these calculations, including the interpretation of governmental regulations and private insurance contract provisions, our actual revenues and net income and our accounts receivable, could vary from the amounts reported.”

As described in “Critical Accounting Estimate - Revenue Recognition,” the Company records revenues net of contractual discounts applicable to Medicare, Medicaid and other third party payors. In response to the Staff’s comment, the Company has re-titled the line item “Revenue” to “Net Revenue” in its financial statements and the selected supplementary financial data contained in the Registration Statement.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (423) 247-9560 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Larry N. Lunan Larry N. Lunan
President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.
Bush Ross, P.A.

Terry Kelley, CPA
Pollard Kelley Auditing Services, Inc.

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